November 17, 2008

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attention:              Rolaine S. Bancroft
Special Counsel

Re:      MAXXAM Inc. (the “Company”)
Form 10-K/A for the fiscal year ended December 31, 2007
Filed April 30, 2008 (the “2007 Form 10-K”)
File No. 001-03924

Dear Ms. Bancroft:

We are responding to a comment letter received from Special Counsel of the Securities and Exchange Commission (the “SEC”) dated October 30, 2008, regarding the 2007 Form 10-K.  Our response repeats in italics each question and comment contained in the October 30, 2008 letter.

1.
Please tell us why you have concluded that your disclosure controls and procedures were effective as of December 31, 2007, considering the late filing of your 10-K.  We note your Form 8-K filed on April 25, 2008 and your compliance plan with the American Stock Exchange.

We understand that Rule 13a-15(a) under the Securities Exchange Act of 1934 (the “Exchange Act”) requires a registrant to maintain disclosure controls and procedures designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.  We also understand that such information must be accumulated and communicated to the issuer’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosures.

The Company maintains such disclosure controls and procedures and believes they are effective.  However, unanticipated circumstances beyond the Company’s control postponed its receipt of required information from third parties, resulting in the delayed filing of the Company’s 2007 Form 10-K.  After this delay, we submitted a compliance plan to the American Stock Exchange (“AMEX”) that detailed our schedule for obtaining the necessary information and filing of our Form 10-K.   The Company filed Form 8-Ks on April 1, 2008 indicating that this compliance plan would have to be submitted to the AMEX and on April 25, 2008 indicating that the compliance plan had been accepted by the AMEX.

As disclosed in the Company’s Form 12b-25 dated March 17, 2008, the Company was unable to timely file its 2007 Form 10-K because it needed additional time to finalize information required to be included in the Company’s Form 10-K related to equity method investees.  Specifically, the Company was required to include aggregated summarized financial information from third parties related to eight equity method investees1, consisting of six investment funds and two operational joint ventures.  With respect to the six investment funds, the governing agreements obligate the funds to provide annual audited financial statements to the Company and to other fund investors.  The Company undertook significant efforts to obtain this information from the funds on a timely basis, including numerous calls with and correspondence to the highest levels of management within the applicable fund organizations.  Notwithstanding the Company’s extensive efforts, the final audited financial statements were not provided by the funds until April 23, 2008.  The Company filed its 2007 Form 10-K as soon as practicable after the receipt of this third party information.  For additional information with respect to these investment funds, please refer to the prior correspondence between the Staff and the Company.

In an effort to avoid a potential recurrence of the difficulties experienced in timely obtaining this financial information, the Company elected to divest of these fund investments.  As of this date, the Company has divested of five of its six investment funds and is in the process of divesting of its ownership interest in the sole remaining fund.  Please note that as soon as practicable the Company intends to submit to the Staff a waiver request with respect to the inclusion in its 2008 Form 10-K of information with respect to the divested investment funds.

2.	Your signature page should include the signature of your Principal Executive Officer, in his individual capacity. Refer to General Instruction D.(2)(a) to Form 10-K.

The Company inadvertently neglected to designate Mr. Charles E. Hurwitz as the Company’s Principal Executive Officer on this signature page and will include such designation in future filings, as applicable.

As referenced in Special Counsel’s Letter dated October 30, 2008, the Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing, and (c) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  We also understand that the Division of Enforcement has access to all information the Company provided to the Staff of the Division of Corporation Finance in its review of the Company’s filings and in response to its comments regarding our filings.

The Company believes it has appropriately responded to the Special Counsel’s comments contained in the letter dated October 30, 2008.  We respectfully request an opportunity to discuss this response letter further with Special Counsel if, after a review of this information, Special Counsel does not concur with our conclusion.  Please do not hesitate to call the undersigned, M. Emily Madison, Vice President, Finance of the Company, at (713) 267-3783 with any questions or if we may provide Special Counsel with any additional information.

Sincerely yours,

/s/ M. Emily Madison

M. Emily Madison
Vice President, Finance
(Principal Financial Officer)

1 Pursuant to the requirements of APB 18 and SEC Regulation S-X Rule 4-08(g).